# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CAPITAL BANCORP, INC., CIK 0001419536
CUSIP: 139737100
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland (MD), 20850
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001419536-25-000015
Filed by CIK 0001754082

## Reporting persons
- Joshua Bernstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 91,936; shared voting power 781,600; sole dispositive power 91,936; shared dispositive power 781,600; aggregate amount beneficially owned 873,536 (5.3% of the class)

## Item 1. Issuer
Name of issuer: CAPITAL BANCORP, INC.
Address of issuer's principal executive offices: 2275 Research Boulevard, Suite 600, Rockville, Maryland, 20850

## Item 2. Person Filing
Name of person filing: Joshua Bernstein
Address of principal business office or, if none, residence: 2275 Research Boulevard, Suite 600, Rockville, MD 20850
Citizenship: Mr. Bernstein is an individual residing in the District of Columbia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The aggregate number of shares of common stock, par value $0.01 per share ("Common Stock") owned by the reporting person is 873,536. 89,828 shares of Common Stock directly held by the reporting person over which the reporting person has sole voting and dispositive power, 303,200 shares of Common Stock held by the Bernstein Fund Limited Partnership, (the reporting person owns 16.7%) over which the reporting person shares voting and dispositive power, 154,400 shares of Common Stock held by SandBern Ventures, LLC (the reporting person owns 66.67%) over which the reporting person shares voting and dispositive power, 324,000 shares of Common Stock held by the reporting person's deceased father, through whom he is executor of his estate and over which the reporting person shares voting and dispositive power, and 2,108 shares of Common Stock underlying options that are currently exercisable within 60 days of December 31, 2025 that the reporting person is deemed to have sole voting and dispositive power. This amount excludes 7,478 shares of Common Stock underlying options and restricted stock units that are subject to vesting.
Percent of class: The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the reporting person is 5.3% which is based on 16,373,288 shares Common Stock outstanding as of December 31, 2025. This percentage excludes 7,478 shares of Common Stock underlying options and restricted stock units that are subject to vesting.
Sole power to vote or to direct the vote: 91,936
Shared power to vote or to direct the vote: 781,600
Sole power to dispose or to direct the disposition: 91,936
Shared power to dispose or to direct the disposition: 781,600

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Joshua Bernstein: /s/ Joshua Bernstein, Joshua Bernstein (02/17/2026)